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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                    FORM 8-A
                                 ______________

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ______________

                          AMERICAN HOMESTAR CORPORATION
             (Exact name of registrant as specified in its charter)


             Texas                                      75-0070846
    (State of incorporation)             (I.R.S. employer identification number)

     2450 South Shore Boulevard, Suite 300
               League City, Texas                          77573
    (Address of principal executive offices)             (Zip Code)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

             Title of each class          Name of each exchange on which
             to be so registered          each class is to be registered

                    NONE                               NONE

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction  A.(c),  please  check  the  following  box.  [   ]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction  A.(d),  please  check  the  following  box.  [ X ]

     Securities  Act  registration  statement  file  number  to  which this form
relates:    N/A  (if  applicable).
          -------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Series C common stock, $.01 par value per share
Series M common stock, $.01 par value per share

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ITEM  1.  DESCRIPTION  OF  REGISTRANT'S  SECURITIES  TO  BE  REGISTERED.
          --------------------------------------------------------------

GENERAL

On August 14, 2001, the U.S. Bankruptcy Court for the Southern District of Texas entered an order approving the Third Amended Joint Plan of Reorganization (the "Plan") of American Homestar Corporation, a Texas corporation (the "Company") and 21 of its subsidiaries/affiliates. On October 3, 2001, the Company and its subsidiaries emerged from Chapter 11 of the Bankruptcy Code pursuant to the terms of the Plan. Under the terms of the Plan, the Company is authorized to issue 22.5 million shares of common stock, $.01 par value per share, consisting of 15 million shares of Series C common stock and 7.5 million shares of Series M common stock. The Company is not authorized to issue any shares of preferred stock.

The following description of the common stock of the Company and certain provisions of the Company's Articles of Incorporation, as amended, and the Company's bylaws, as amended, is a summary only and is qualified in its entirety by the Articles and the bylaws which have are incorporated herein by reference.

COMMON  STOCK

Series C common Stock and Series M common stock are identical in all respects and vote as a single class on all matters, except that for all elections of directors on or before September 1, 2006, holders of Series C common stock voting as a separate class shall have the right to elect two directors (the "Series C Directors"), holders of Series M common stock voting as a separate class shall have the right to elect two directors (the "Series M Directors"), and holders of Series C common stock and Series M common stock voting together as a single class shall have the right to elect one director (the "Series I Director"). The holders of Series C common stock and Series M common stock are entitled to one vote per share on all matters to be voted upon by shareholders, except as set forth in the preceding sentence.

For  all  elections  of  directors prior to September 1, 2006:  (i) any Series C
Director shall be nominated by the unanimous vote of the remaining Series C Directors (or, if none, by the vote of the holders of a majority of the issued and outstanding shares of Series C Stock (as defined below)); (ii) any Series M Director shall be nominated by the unanimous vote of the remaining Series M Directors (or if none, by the holders of a majority of the issued and outstanding shares of Series M Stock (as defined below)); and (iii) the Series I Director shall be nominated by the unanimous vote of all of the Series M Directors and all of the Series C directors then in office. For all elections of directors after September 1, 2006, nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of shareholders
(a) by or at the direction of the Board of Directors or (b) by any shareholder of the Corporation who is a shareholder of record on the record date for an election.

Until September 1, 2006 (a) any vacancy among the Series C Directors may be filled by the remaining Series C Director, or if there is no remaining Series C Director, by the vote of the holders of Series C Stock, (b) any vacancy among the Series M Directors may be filled by the remaining Series M Director, or if there is no remaining Series M Director, by the vote of the holders of Series M Stock, and (c) any vacancy in the Series I Director shall be filled as contemplated in the nomination provisions discussed above. After September 1,


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2006,  any  vacancy  occurring  in the Board of Directors by death, resignation, removal or otherwise may be filled by the vote of the remaining Directors though
less  than  a  quorum  of the Board of Directors.   A Director elected to fill a
vacancy will be elected for the unexpired term of his predecessor in office. A directorship to be filled by reason of an increase in the number of Directors may be filled by the Board of Directors for a term of office only until the next election of one or more Directors by the shareholders.

Subject to the relative rights, limitations and preferences of the holders of any then outstanding preferred stock, holders of common stock are entitled, among other things, (i) to share ratably in dividends if, when and as declared by the board of directors out of funds legally available therefor and (ii) in the event of liquidation, dissolution or winding-up of the Company, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. The holders of common stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of capital stock of the Company. The rights, preferences and privileges of holders of common stock will be subject to the terms of any series of preferred stock that the Company may authorize and issue in the future.

Pursuant to the Company's Articles of Incorporation, for a period of twenty-four
(24) months from and after the date of original issuance of shares of common stock pursuant to the Plan, no holder of shares will be able to transfer any shares or any interest in the shares without the approval of the board of directors of the Company.


ANTI-TAKEOVER  PROVISIONS

The provisions of Texas law and the Company's Articles and bylaws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

BUSINESS  COMBINATIONS  UNDER  TEXAS  LAW

The Company is subject to Part Thirteen of the Texas Business Corporation Act, known as the "Business Combination Law." In general, the Business Combination Law will prevent the Company from engaging in a business combination with an affiliated shareholder, or any affiliate or associate of an affiliated shareholder, for a three-year period after the date such person became an affiliated shareholder, unless:

     - the Company's board of directors approves the acquisition of shares that causes such person to become an affiliated shareholder before the date such person becomes an affiliated shareholder;

     - the Company's board of directors approves the business combination before the date such person becomes an affiliated shareholder; or

     - holders of at least two-thirds of the Company's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates approve the business combination within six months after the date such person becomes an affiliated shareholder.


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Under  the  Business  Combination  Law, any person that owns or has owned 20% or more of the Company's voting shares during the preceding three-year period is an "affiliated shareholder." The law defines "business combination" generally as including:

     - mergers, share exchanges or conversions involving an affiliated shareholder;

     -    dispositions  of  assets  involving  an  affiliated  shareholder:

          --having an aggregate value equal to 10% or more of the market value of the Company's assets,

          --having an aggregate value equal to 10% or more of the market value of the Company's outstanding common stock, or

          --representing 10% or more of the Company's earning power or net income;

     - issuances or transfers of securities to an affiliated shareholder other than on a pro rata basis;

     - plans or agreements relating to liquidation or dissolution involving an affiliated shareholder,

     - reclassifications, recapitalizations, distributions or other transactions that would have the effect of increasing an affiliated shareholder's percentage ownership of outstanding voting stock; and

     - the receipt of tax, guarantee, pledge, loan or other financial benefits by an affiliated shareholder other than proportionally as a shareholder.

WRITTEN  CONSENT  OF  SHAREHOLDERS

The Articles and bylaws provide that any action by shareholders may be taken at an annual or special meeting of shareholders or by written consent signed by the holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shareholders entitled to vote on the action were present and voted. Special meetings of the shareholders may be called by the chairman or vice-chairman of the board of directors, the president, the board of directors, or upon the written request of not less than 25% of shares entitled to be cast at a special meeting.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION ARRANGEMENTS

The Articles provide that to the fullest extent permitted by the laws of the State of Texas, no director shall be personally liable to the Company or its shareholders for monetary damages for an act or omission in the director's capacity as a director.


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The  bylaws provide that the Company will indemnify its directors to the fullest extent permitted by the Texas Business Corporations Act, and may, if and to the extent authorized by the board of directors, indemnify its officers and any other person whom the Company has the power to indemnify against liability, reasonable expense or other matters. The Company may, at the discretion of the board of directors, purchase and maintain insurance on behalf of the Company and any person whom the Company has the power to indemnify pursuant to law, the Articles or the bylaws.

ITEM  2.  EXHIBITS.
          --------

The following exhibits are filed as part of this Registration Statement on Form 8-A.

1. Amended Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2002).

2. Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2002).



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                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Form 8-A Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                            AMERICAN  HOMESTAR  CORPORATION




                            By:  /s/  Craig  A.  Reynolds
                               -------------------------------------------------
                               Craig  A.  Reynolds
                               Executive Vice-President, Chief Financial Officer and Secretary


Date:  December 27, 2002


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